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                       U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     FORM 12b-25
                             NOTIFICATION OF LATE FILING

                                     (CHECK ONE):
/X/ Form 10-K and Form 10-KSB / / Form 20-F / / Form 11-K
/ / Form 10-Q and Form 10-QSB

         For Period Ended:   July 31, 1998
         / / Transition Report on Form 10-K
         / / Transition Report on Form 10-K
         / / Transition Report on Form 10-K
         / / Transition Report on Form 10-K
         / / Transition Report on Form 10-K
         For the Transition Period Ended:
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                  ----------------------------
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Part I -- Registrant Information

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Full Name of Registrant:     American Technologies Group, Inc.

Former Name if Applicable:   One Stop Printing, Inc.; General Cybernetics Corp.

Address of Principal Executive Office: 1017 South Mountain Avenue, Monrovia CA
                                       91016

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Part II -- Rules 12b-25(b) and (c)

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(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; /x/

(b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; / /

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. / /

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PART III - Narrative

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Assembly of certain information, in particular valuation of certain mining properties, requires additional time to complete.

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PART IV -- Other Information

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(1) Name and telephone number of person to contact in regard to this notification.

              John M. Dab              (626) 357-5000

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
                                                                 /X/ Yes  / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenue during the fiscal year ended July 31, 1998 is estimated to be substantially less than for the fiscal year ended July 31, 1997 due to the discontinuance of the sale of laundry products to TradeNet Marketing, Inc. and the resulting delays in sales of products while developing new marketing relationships and the products to support them. The following table contains certain estimated results of operations which may not be indicative of actual results and does not include additional charges anticipated in connection with valuation of stock options granted during the fiscal year to non-employees and the pending sale of certain mining properties for total consideration of less than book value.

                                              Year ended July 31,
                                           ------------------------
                                              1998          1997
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
Total Revenue                              $  900,000    $ 3,100,000
Total Operating Expenses                    5,000,000     10,300,000
Interest Expense                            1,600,000      2,100,000
Loss per Share                               (0.29)          (0.52)

American Technologies Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  October 29, 1998                By:  /s/ Harold Rapp
                                            -----------------
                                            Harold Rapp
                                            Chief Operating Officer


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